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                           NEUBERGER & BERMAN INCOME TRUST
                               ADMINISTRATION AGREEMENT

                                     SCHEDULE B


           Compensation pursuant to Paragraph 3 of the Neuberger & Berman Income Trust Administration Agreement shall be 0.50% per annum of the average daily net assets of each Series.


     Dated:       July 12, 1993
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